                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. One)*

                          Pacific Energy Partners, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

              Common Units representing limited partner interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69422R105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

----------------------------
CUSIP No.  69422R105       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Tortoise Capital Advisors, L.L.C. (22-3875939)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        2,859,123 (see Item 4)
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        2,952,284 (see Item 4)
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,952,284 (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions) [   ]
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.4%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IA
---------- ---------------------------------------------------------------------

----------------------------
CUSIP No.  69422R105       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Tortoise Energy Capital Corporation (20-2721018)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [   ]
           (b) [ X ]
           (See Instructions)
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
--------------------------- ----- ----------------------------------------------
                          -   5    SOLE VOTING POWER
                          -        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   6    SHARED VOTING POWER
    BENEFICIALLY          -        1,617,500 (see Item 4)
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   7    SOLE DISPOSITIVE POWER
       PERSON             -        0
        WITH:             - ----- ----------------------------------------------
                          -   8    SHARED DISPOSITIVE POWER
                          -        1,617,500 (see Item 4)
--------------------------- ----- ----------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,617,500 (see Item 4)
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
           SHARES (See Instructions) [   ]
           Not Applicable
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.1%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IV
---------- ---------------------------------------------------------------------

Item 1(a) Name of Issuer:

     Pacific Energy Partners, L.P.

Item 1(b) Address of Issuer's Principal Executive Offices:

     5900 Cherry Avenue, Long Beach, CA 90805-4405

Item 2(a) Name of Persons Filing:

     This 13G is being jointly filed by Tortoise  Capital  Advisors,  L.L.C.,  a
Delaware  limited  liability  company  ("TCA"),   and  Tortoise  Energy  Capital
Corporation, a Maryland corporation ("TYY").

     TCA and TYY have entered into an  Agreement  Regarding  Joint Filing of 13G dated  February  6, 2006 (the  "Agreement")  pursuant  to which TCA and TYY have agreed  to file this 13G  jointly  in  accordance  with the  provisions  of Rule
13d-1(k)(1)  of the Securities  Exchange Act of 1934, as amended (the "Act").  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The principal  business  address of both TCA and TYY is 10801 Mastin Blvd.,
Suite 222, Overland Park, Kansas 66210.

Item 2(c) Citizenship:

     TCA  is a  Delaware  limited  liability  company  and  TYY  is  a  Maryland corporation.

Item 2(d) Title of Class of Securities:

     Common Units representing limited partner interests

Item 2(e) CUSIP Number:

     69422R105

Item 3 The Reporting Person is:

     TCA is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) and
TYY is an  investment  company  registered  under  Section  8 of the  Investment
Company Act of 1940 (15 U.S.C. 80a-8).

Item 4 Ownership:

     TCA acts as an investment  advisor to TYY, a closed-end  investment company registered  under  the  Investment  Company  Act of 1940.  TCA,  by virtue of an
Investment Advisory Agreement with TYY, has all investment and voting power over securities owned of record by TYY. However, despite its delegation of investment and voting power to TCA, TYY may be deemed to be the beneficial owner under Rule
13d-3 of the Act, of the  securities it owns of record  because it has the right to acquire  investment  and voting power through  termination  of the Investment
Advisory Agreement. Thus, TCA and TYY have reported that they share voting power and dispositive power over the securities owned of record by TYY. In addition to acting as an investment  advisor to TYY, TCA also acts as an investment  advisor to  Tortoise  Energy  Infrastructure  Corporation  ("TYG")  and  Tortoise  North
American  Energy  Corporation  ("TYN"),  each a  closed-end

investment  company registered under the Investment Company Act of 1940. TCA, by virtue of investment  advisory  agreements  with TYG and TYN, has all investment and  voting  power  over  securities  owned of record  by TYG and TYN.  However, despite its  delegation of  investment  and voting power to TCA, each of TYG and
TYN may be deemed to be the beneficial owner under Rule 13d-3 of the Act, of the securities it owns of record because it has the right to acquire  investment and voting power through  termination of its investment advisory agreement with TCA.
Thus,  TCA has reported that it shares voting power and  dispositive  power over the  securities  owned of record by TYG and TYN. TCA also acts as an  investment
advisor  to  certain  managed  accounts.   Under  contractual   agreements  with
individual  account  holders,  TCA, with respect to the  securities  held in the managed  accounts,  shares  investment  and voting  power with  certain  account holders,  and has no voting power but shares investment power with certain other account  holders.  TCA may be  deemed  the  beneficial  owner of the  securities covered by this  statement  under Rule 13d-3 of the Act. None of the  securities listed  below  are  owned of record by TCA,  and TCA  disclaims  any  beneficial interest in such shares.

A.   Tortoise Capital Advisors

          (a) Amount beneficially owned: 2,952,284

          (b) Percent of class: 9.4%

          (c) Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 0

               (ii) Shared power to vote or direct the vote: 2,859,123

               (iii) Sole power to dispose or to direct the disposition of: 0

               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    2,952,284

B.   Tortoise Energy Capital Corporation

          (a)  Amount beneficially owned: 1,617,500

          (b)  Percent of class: 5.1%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 0

               (ii) Shared power to vote or direct the vote: 1,617,500

               (iii) Sole power to dispose or to direct the disposition of: 0

               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    1,617,500

Item 5 Ownership of Five Percent or Less of a Class:

     Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     TYY, TYG and the managed accounts  discussed in Item 4 above have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.  Except for TYY, the interest of any one such person does not exceed 5% of the class of securities.

Item 7 Identification  and  Classification  of the Subsidiary Which Acquired the
       Security Being Reported on By the Parent Holding Company:

     Not Applicable

Item 8 Identification and Classification of Members of the Group:

     Not Applicable

Item 9 Notice of Dissolution of Group:

     Not Applicable

Item 10 Certification:

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  February 6, 2006

                                       Tortoise Capital Advisors, L.L.C.

                                       By:     /s/ Terry Matlack
                                           -------------------------------------
                                       Title:  Managing Director

                                       Tortoise Energy Capital Corporation

                                       By:     /s/ Terry Matlack
                                           -------------------------------------
                                       Title:  Chief Financial Officer

                                                                       Exhibit A

                  AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

     In  accordance  with Rule 13d-1 (k) under the  Securities  Exchange  Act of
1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including  amendments thereto) with respect to the Common Units  representing  limited  partner  interests of Pacific Energy
Partners,  L.P., and further agree that this agreement be included as an exhibit to such filings.

     In evidence  whereof,  the  undersigned  have caused this  Agreement  to be executed on their behalf this 6th day of February, 2006.

                                       Tortoise Capital Advisors LLC

                                       By:     /s/ Terry Matlack
                                           -------------------------------------
                                       Title:  Managing Director

                                       Tortoise Energy Capital Corporation

                                       By:     /s/ Terry Matlack
                                           -------------------------------------
                                       Title:  Chief Financial Officer